MDJM LTD

May 6, 2022

Via Edgar

Mr. Jim Lopez

Legal Branch Chief

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	MDJM LTD
Amendment No. 1 to Registration Statement on Form F-3/A
Filed January 28, 2022
File No. 333-261347

Dear Mr. Lopez:

This letter is in response to the letter dated March 27, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to MDJM LTD (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-3 (“Amended Registration Statement No. 2”) is being filed to accompany this letter.

Cover Page

1. We note your amended disclosure in response to comment 1. We reissue the comment in part. Please revise your amended disclosure regarding the legal and operational risks associated with being based in or having the majority of the company's operations in China to make clear that these risks could cause the value of your securities to significantly decline or be worthless.

In response to the Staff’s comments, we revised our disclosure on the Cover Page and page 6 of Amended Registration Statement No. 2 to make it clear that the legal and operational risks associated with having the majority of the Company’s operations in China could cause the value of our securities to significantly decline or be worthless.

2. We note your amended disclosure in response to comment 2 from our previous letter. We reissue the comment in part. Please clearly disclose, on the Cover Page, how you will refer to the numerous subsidiaries of the Company throughout the filing when providing disclosure. Additionally, we note you refer to "our .... VIE" on the Cover Page and page 12. Please revise to refrain from using terms such as "our" when describing activities or functions of the VIE.

In response to the Staff’s comments, we revised our disclosure on the Cover Page of Amended Registration Statement No. 2 to clearly disclose how we will refer to our subsidiaries throughout the filing when providing disclosure. In addition, we revised our disclosure on the Cover Page and page 12 of Amended Registration Statement No. 2 to refrain from using terms such as “our” when describing activities or functions of the VIE.

3. We note your response to comment 3 and the related changes to your disclosure. Please expand your disclosure to discuss any cash transfers made by the parent to other subsidiaries to fund operations. For example, it appears from your condensed consolidating statement of cash flows for the period ended June 30, 2021 approximately $3.1 million was transferred from the parent to the other subsidiaries.

In response to the Staff’s comments, we revised our disclosure on the Cover Page and page 12 of Amended Registration Statement No. 2 to discuss cash transfers made by the parent to other subsidiaries to fund operations.

4. We note references here, page 3, page 6 and elsewhere that you do not "directly hold" equity interests in the VIE. As this implies an indirect equity interest, please revise to avoid suggesting that the contractual agreements are equivalent to equity ownership in the business of the VIE.

In response to the Staff’s comments, we revised our disclosure on the Cover Page and pages 3 and 6 of Amended Registration Statement No. 2 to avoid suggesting that the contractual agreements are equivalent to equity ownership in the business of the VIE.

5. We note disclosure on page 12 and elsewhere that you are not required to obtain certain permissions or approvals. Please revise the Cover Page and elsewhere to address the extent to which you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In this regard, we note the statement that "[a]ccording to our PRC counsel, no relevant laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission for our overseas listing." Identify counsel providing this and other opinions regarding statements about permissions and file a consent under Item 601(b)(23) of Regulation S-K.

In response to the Staff’s comments, we revised our disclosure on the Cover Page and page 12 of Amended Registration Statement No. 2 to provide the required disclosure. In addition, we revised our disclosure on the Cover Page and pages 6, 12, and 19 of Amended Registration Statement No. 2 to identify our PRC counsel providing opinions regarding statements about permissions. We respectfully advise the Staff that we have filed a consent from our PRC counsel, Tianjin Shanchuan Law Firm, as Exhibit 23.3 to Amended Registration Statement No. 2.

6. We note the statement that "[a]s confirmed by our PRC counsel, we will not be subject to cybersecurity review with the Cyberspace Administration of China." Please identify counsel and file a consent under Item 601(b)(23) of Regulation S-K.

In response to the Staff’s comments, we revised our disclosure on the Cover Page and pages 6 and 19 of Amended Registration Statement No. 2 to identify our PRC counsel. We respectfully advise the Staff that we have filed a consent from our PRC counsel, Tianjin Shanchuan Law Firm, as Exhibit 23.3 to Amended Registration Statement No. 2.

Summary, page 3

7. Please revise to describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

We respectfully advise the Staff that we have describe the restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors, and restrictions and limitations on our ability to distribute earnings from our company to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements, on pages 12 and 13 of Amended Registration Statement No. 2.

8. We note your revised disclosure in response to comment 5. Please revise to clearly identify the entity(ies) in which the company’s operations are conducted.

In response to the Staff’s comments, we revised our disclosure on page 4 of Amended Registration Statement No. 2 to clearly identify the entities in which our operations are conducted.

9. We note your revised disclosure and response to comment 7. Please revise to include summary risk factors and cross references to the more detailed disclosure for all relevant risks. As non-exclusive examples, you do not include summary risk factors for the risks referenced in prior comments 1 or 11.

In response to the Staff’s comments, we revised our disclosure on pages 9, 10, and 11 of Amended Registration Statement No. 2 to include summary risk factors and cross references to the more detailed disclosure for all relevant risks. We respectfully advise the Staff that the summary risk factors for the risks referenced in prior comments 1 and 11 have been included on pages 10 and 11 of Amended Registration Statement No. 2.

10. We note your revised disclosure in response to comment 9. Please note we are continuing to consider your disclosure and may have further comment.

Risk Factors, page 18

11. We note your amended disclosure in response to comment 11. We reissue the comment in part. Please revise your disclosure to provide that under either the Holding Foreign Companies Accountable Act and/or the Accelerating Holding Foreign Companies Accountable Act, a material risk to investors if the PCAOB cannot inspect your auditor is that your securities may be delisted and/or trading in your securities could be prohibited.

In response to the Staff’s comments, we revised our disclosure on the Cover Page and pages 7 and 20 of Amended Registration Statement No. 2.

12. We note your revised disclosure in the last risk factor on page 19 regarding greater oversight by the Cyberspace Administration of China (CAC) over data security and the statement that you believe you "will not be subject to cybersecurity review by the CAC for this offering." Please revise to expand your affirmative statement to also address your business generally and not just this offering.

In response to the Staff’s comments, we revised our disclosure on page 19 of Amended Registration Statement No. 2 to expand our affirmative statement to also address our business generally.

Enforceability of Civil Liabilities, page 46

13. We note the discussion of difficulties and uncertainties regarding enforcement of civil liabilities, especially with respect to the Cayman Islands. Please revise here and the related Risk Factors disclosure to clearly describe the additional difficulties and uncertainties arising from the fact that "[s]ubstantially all of our assets are located in China." Please provide similar disclosure here and in Risk Factors regarding the difficulty of shareholders to enforce their legal rights under United States securities laws given that all of your directors and executive officers appear to be in China.

In response to the Staff’s comments, we revised our disclosure on pages 10 and 47 of Amended Registration Statement No. 2.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Siping Xu
Name:	Siping Xu
Title:	Chief Executive Officer, Chairman of the Board of Directors, and Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC